SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)1

                                 IMAGEMAX, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45245V 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 15, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------
     1            The  remainder  of this  cover  page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------                       -----------------------
CUSIP No. 45245V 10 1                       13D          Page 2 of 6 Pages
----------------------------------                       -----------------------

================================================================================

     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                   / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           722,100
  OWNED BY
    EACH
 REPORTING
PERSON WITH       --------------------------------------------------------------
                    8         SHARED VOTING POWER

                                       - 0 -
                  --------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       722,100
                  --------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       - 0 -
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     722,100
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     10.8%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     PN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------                       -----------------------
CUSIP No. 45245V 10 1                       13D          Page 3 of 6 Pages
----------------------------------                       -----------------------

================================================================================

      1      NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
      3      SEC USE ONLY

--------------------------------------------------------------------------------
      4      SOURCE OF FUNDS*
                      OO
--------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA
--------------------------------------------------------------------------------
  NUMBER OF          7         SOLE VOTING POWER
    SHARES
 BENEFICIALLY                           722,100
   OWNED BY
     EACH
  REPORTING
 PERSON WITH       -------------------------------------------------------------
                     8         SHARED VOTING POWER

                                        - 0 -
                   -------------------------------------------------------------
                     9         SOLE DISPOSITIVE POWER

                                        722,100
                   -------------------------------------------------------------
                    10         SHARED DISPOSITIVE POWER

                                        - 0 -
--------------------------------------------------------------------------------
      11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON

                      722,100
--------------------------------------------------------------------------------
      12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
      13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      10.8%
--------------------------------------------------------------------------------
      14     TYPE OF REPORTING PERSON*

                      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------                       -----------------------
CUSIP No. 45245V 10 1                       13D          Page 4 of 6 Pages
----------------------------------                       -----------------------


         The following  constitutes  Amendment No. 3 ("Amendment  No. 3") to the
Schedule 13D filed by the undersigned. This Amendment No. 3 amends the Schedule 13D as specifically set forth.

   Item 3 is hereby amended to read as follows:

Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

                  The aggregate purchase price of the 722,100 Shares of Common Stock owned by Steel Partners II is $1,050,135. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

   Item 5(a) is hereby amended to read as follows:

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 6,673,259 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

                  As of the close of business on February 20, 2001, Steel Partners II beneficially owned 722,100 Shares of Common Stock, constituting approximately 10.8% of the Shares outstanding. Mr. Lichtenstein beneficially owned 722,100 Shares, representing approximately 10.8% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 722,100 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

   Item 5(c) is hereby amended to add the following:

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock during the past 60 days.

----------------------------------                       -----------------------
CUSIP No. 45245V 10 1                       13D          Page 5 of 6 Pages
----------------------------------                       -----------------------


                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   February 20, 2001                    STEEL PARTNERS II, L.P.

                                              By:  Steel Partners, L.L.C.
                                                   General Partner

                                              By:  /s/ Warren G. Lichtenstein
                                                   -----------------------------
                                                   Warren G. Lichtenstein,
                                                   Chief Executive Officer

                                             /s/ Warren G. Lichtenstein
                                             --------------------------
                                             WARREN G. LICHTENSTEIN

----------------------------------                       -----------------------
CUSIP No. 45245V 10 1                       13D          Page 6 of 6 Pages
----------------------------------                       -----------------------

                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------


     Shares of
       Common                      Price Per                          Date of
  Stock Purchased                   Share($)                         Purchase
  ---------------                   --------                         --------

                             STEEL PARTNERS II, L.P.
                             -----------------------
      30,000                         .81130                          12/22/00
      15,000                         .78350                          12/28/00
      11,100                         .84940                          12/29/00
      12,200                         .69130                          02/15/01



                               WARREN LICHTENSTEIN
                               -------------------

                                      None